Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 14 DATED MARCH 13, 2014
TO THE PROSPECTUS DATED AUGUST 26, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated August 26, 2013, Supplement No. 12 dated February 18, 2014, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 13 dated March 3, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	an update to our valuation policies; and
(3)	a cap on our general and administrative expenses that our advisor has stated it will continue for the three months ending June 30, 2014.
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. As of March 12, 2014, we had accepted investors’ subscriptions for, and issued, approximately 4.7 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $76.7 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of March 12, 2014; therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Update to Our Valuation Policies
The following information supersedes and replaces the first paragraph of the “Valuation Policies — Valuation — Valuation of Liquid Investment Portfolio” section beginning on page 97 of the prospectus.
Liquid Real Estate-Related Securities. Liquid debt and equity real estate-related securities that are not restricted as to salability or transferability will be valued daily, on the basis of information provided by third parties and not by the independent valuation expert. Generally, to the extent the information is available to our independent fund accountant, such securities will be valued at the price determined by third party pricing services and available to our independent fund accountant prior to its calculation of the NAV for such day. The value of liquid equity and debt real estate-related securities that are restricted as to salability or transferability will be adjusted for a discount. In determining the amount of such discount, consideration will be given to the nature and length of such restriction and the relative volatility of the market price of the security.

Cap on General and Administrative Expenses for the Three Months Ending June 30, 2014
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Compensation” beginning on page 128 of the prospectus.
Our advisor has stated that it will continue the existing expense cap for the three months ending June 30, 2014, whereby it will fund all of our general and administrative expenses that are in excess of an amount calculated by multiplying our average NAV for the three months ending June 30, 2014 by an annualized rate of 1.25% (the “Excess G&A”). General and administrative expenses, as presented in our financial statements prepared in accordance with GAAP, include, but are not limited to, legal fees, audit fees, board of directors costs, professional fees, escrow and trustee fees, insurance, state franchise and income taxes and fees for unused amounts on our line of credit. At our advisor’s discretion, it may fund the Excess G&A through reimbursement to us or payment to third parties on our behalf, but in no event will we be liable to our advisor in future periods for such amounts paid or reimbursed.

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